FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

September 30, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc. Registration Statement on Form S-11 Filed September 24, 2024 File No. 333-282015

Ladies and Gentlemen:

On behalf of FrontView REIT, Inc. (the “Company”), we are today filing an amendment to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 27, 2024, relating to the Registration Statement. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Your numbered comments originally issued with respect to the Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Capitalized terms used herein without definition have the meanings given in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-11
Dilution, page 61

1.
We note your response to comment 1 and the updated footnotes on page 61. We continue to be unclear how you derived the Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization of $1.04 and the Increase in pro forma net tangible book value per share attributable to this offering of $1.37. In your response, please provide us with the calculations you used to determine these amounts. For example, based on your revision to your filing, it appears you are utilizing $228.7 million as the numerator to arrive at the Increase in pro forma net tangible book value per share attributable to this offering of $1.37; please further provide us with the denominator (i.e. share information) and the origin of the numbers used in the calculation. Provide similar information for the $1.04 Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization.

801 17th Street, NW, Washington, DC 20006
T:  +1.202.639.7000  friedfrank.com

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

September 30, 2024

In response to the Staff’s comment, the Company has revised its Dilution tabular disclosure on page 61 to improve the clarity of its presentation. As the Staff will see, the revised presentation includes footnote disclosure to identify that the conversion of the preferred units is included as part of the REIT Contribution Transactions.  In the Company’s prior presentation, the net tangible book value per share of the Company’s predecessor included the preferred units on an as converted basis.  As a result of this change, the amount shown for the net tangible book value per share of the Company’s predecessor and the amount shown for the net increase in net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization are different than the Company’s prior presentation but the overall dilution calculations remain the same.  The change in presentation related to the conversion of the preferred units does not affect the line item for the net increase in net tangible book value per share attributable to the offering which remains $1.37.  The detailed calculations requested by the Staff that support the Dilution tabular disclosure are set forth below:

	Net tangible book value (a)	Shares (b)	Net tangible book value per share (a)/(b)	Change in net tangible book value per share
Net tangible book value of the Company’s predecessor	$196,392,138
Preferred Stock	$(103,724,068)
Net tangible book value of the Company’s predecessor	$92,668,070	7,519,613	$12.32
REIT Contribution Transactions	$103,724,068	5,080,877
Internalization	$579,234	931,490
Net tangible book value after the REIT Contribution Transactions and Internalization	$196,971,372	13,531,980	$14.55	$2.23
Gross offering proceeds	$250,800,000	13,200,000
Underwriting fees, discounts and commissions and offering expenses	$(22,120,234)
Pro forma net tangible book value after the REIT Contribution Transactions, the Internalization, and the offering	$425,651,138	26,731,980	$15.92	$1.37

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

September 30, 2024

Pro Forma Condensed Consolidated Financial Statements, page F-2

2.	We note your response to comment 5. Please address the following:

•
We are unclear how you determined it was not necessary to reflect the termination of the management arrangement of $37.6 million within your pro forma consolidated statement of operations. Please tell us your basis in Article 11 of Regulation S-X for determining it is not necessary to reflect this expense.

In response to the Staff’s comment, the Company has revised its pro forma financial statements to include the termination of the management arrangement.

•
It appears that you determined 931,490 shares of OP Units to be issued resulted in a value of $38.8 million. In light of the midpoint of the price range for this offering being $19.00 per share, please clarify how you determined that 931,490 shares of OP Units to be issued resulted in a value of $38.8 million. To the extent that the value of the consideration paid for the Internalization should be determined based on something other than the offering price, please tell us your basis in U.S. GAAP for such determination.

In response to the Staff’s comment, the Company hereby advises that the $38.8 million amount does not represent the fair value of the 931,490 OP Units. Instead, the $38.8 million is simply an amount that is included in a formula contained in the Internalization Agreement to determine the number of OP Units to be issued pursuant to the Internalization. The fair value of the 931,490 OP Units to be issued equals approximately $17.7 million, which is based on the assumed IPO price of $19.00 per share (the midpoint of the price range). Further, in response to the Staff’s comment, the Company has revised the disclosure in the second and third paragraphs of footnote (C) and the first paragraph of footnote (H) to the pro forma financial statements.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President